EXHIBIT 99.1

UNIPROP MANUFACTURED HOUSING COMMUNITIES INCOME FUND II

2013-2014 PROPERTY APPRAISALS

Cushman & Wakefield has completed market value appraisals of Uniprop Income Fund II’s seven properties. Five of the seven properties were completed in February 2014, and the Sunshine Village and West Valley properties were completed as part of the refinancing in June 2013. The table below sets forth certain appraisal information for each property, as well as a comparison to the original cash purchase price:

	02/14	06/13	02/13%
Property	Appraisals	Appraisals	Appraisals	Variance

Ardmor Village	$5,050,000		4,850,000	3.96%
Camelot Manor	2,250,000	-	2,150,000	4.44%
Dutch Hills	2,100,000	-	2,100,000	0.00%
El Adobe	6,600,000	-	6,000,000	9.09%
Stonegate Manor	2,250,000	-	2,150,000	4.44%
Sunshine Village	-	11,900,000	11,700,000	1.68%
West Valley	-	21,000,000	21,150,000	-0.71%
Sub-Total:	18,250,000	32,900,000

Grand Total:	$51,150,000		$50,100,000	2.05%

2013 ESTIMATED NET ASSET VALUE OF UNITS

Based on the February 2014 and June 2013 appraisal of the Partnership's properties, the General Partner has calculated the estimated net asset value of each Unit, based on the following assumptions:

o	Sale of the Properties in February 2014 for their appraised value.
o	Costs and selling expenses at 3.0% of the sale price.
o	Tax consequences of a sale are not taken into consideration.
o	Cash reserves as of December 31, 2013

The estimated net asset value of each unit, assuming the sale of the properties at their present appraised value is $9.77 calculated as follows:

Aggregate appraised value:	$51,150,000

Plus: Cash Reserves	8,584,140

Less: Selling Expenses (3.0%)	1,534,500
Mortgage Debt:	28,674,370

Net Sales Proceeds:	$29,525,270

Number of Units:	3,303,387
Net Asset Value per unit:	$8.94